Brian London

Associate

215-963-5886

brian.london@morganlewis.com

June 29, 2020

FILED AS EDGAR CORRESPONDENCE

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gallery Trust 485(a) Filing (File Nos. 333-206713 and 811-23091)

Dear Ms. Dubey:

On behalf of our client, Gallery Trust (the "Trust"), this letter responds to the comments provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 20, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 23, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Mondrian Global Equity Value Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Mondrian Investment Partners Limited (the "Adviser"), the investment adviser of the Fund, for the specific purpose of responding to the Staff's comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. The Cover Page of the Prospectus states that shareholders investing through a financial intermediary can follow the "instructions included with this disclosure, if applicable" if they wish to continue receiving paper copies of their shareholder reports, or they can contact their financial intermediary. Please update the disclosure to clarify where the "instructions included with this disclosure" are located.

Response. The referenced disclosure has been revised as follows:

            You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can follow the instructions ~~included with this disclosure, if applicable~~ provided below for direct investors, or you can contact your financial intermediary to inform it that you wish to continue receiving paper copies of your shareholder reports. If you invest directly with the Fund, you can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by calling 888-832-4386. Your election to receive reports in paper will apply to all funds held with your financial intermediary if you invest through a financial intermediary or all funds in the Gallery Trust if you invest directly with the Fund.

2.	Comment. Please confirm supplementally whether the Adviser may recoup all or a portion of its prior fee waivers or expense reimbursements pursuant to its expense limitation agreement with the Trust and, if so, please add appropriate disclosure to the second footnote to the "Annual Fund Operating Expenses" table.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Anu Dubey, Esq.

June 29, 2020

Response. The Trust confirms that the Adviser may not recoup waived fees and/or reimbursed expenses pursuant to the Expense Limitation Agreement.

3.	Comment. The second paragraph under the "Principal Investment Strategies" section states that one criterion the Fund will use to determine whether a company is a non-U.S. company is if the company, "while traded in any market, alone or on a consolidated basis, derives 50% or more of its annual revenues or annual profits from either goods produced, sales made or services performed outside of the U.S. (emphasis added)". Please explain why it is appropriate to meet this criterion on a consolidated basis.

Response. The Financial Accounting Standards Board ("FASB") stated in "Accounting Research Bulletin 51: Consolidated Financial Statements" that the purpose of consolidated statements is to present, primarily for the benefit of the shareholders and creditors of the parent company, the results of operations and the financial position of a parent company and its subsidiaries essentially as if the group were a single company with one or more branches or divisions. The Trust notes that the Fund may invest in securities of a parent company that operates through its subsidiaries and therefore issues consolidated financial statements. The Trust respectfully submits that it believes it is reasonable that such consolidated financial statements would be used to determine the annual revenues and earnings of the parent company and from what country or countries such revenue or earnings were derived. The Trust also notes that a subsidiary company in which the Fund may invest would not meet this criterion based on a combination of its and its parent company's earnings and revenues, and further notes that the referenced language in the Fund's prospectus is not intended to refer to subsidiary companies in which the Fund may invest, on a consolidated basis with its parent company. In order to clarify this point in the disclosure and avoid any confusion regarding the use of these terms in the future, the Trust has revised the disclosure to replace the phrase "alone or on a consolidated basis" with "alone or, with respect to a parent company, on a consolidated basis with its subsidiaries".

4.	Comment. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the Fund's "Annual Fund Operating Expenses" table and disclose in the subcaption the estimated fees and expenses expected to be incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds during the current fiscal year.

Response. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more other funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year.

5.	Comment. In the "Principal Investment Strategies" section, please disclose that, for purposes of the Fund's 80% investment policy, equity securities do not include convertible securities that are not immediately convertible into equity securities.

Anu Dubey, Esq.

June 29, 2020

Response. The requested change has been made.

6.	Comment. Please confirm that the Fund does not expect to invest in contingent convertible securities as part of its principal investment strategies or, alternatively, add appropriate disclosure to the "Principal Investment Strategies" and "Principal Risks" sections.

Response. The Adviser confirms that it does not currently expect investments in contingent convertible securities to be part of the Fund's principal investment strategies.

7.	Comment. In the "Principal Investment Strategies" section, please disclose that the Fund will consider any investments in unregistered funds to be illiquid securities.

Response. Although the Fund may invest in unregistered funds, the Fund does not currently intend to invest in unregistered funds as part of its principal investment strategy; accordingly, references to unregistered funds have been removed.

8.	Comment. In the "Principal Investment Strategies" section, please (i) disclose the types of unregistered funds in which the Fund will invest as part of its principal investment strategies; and (ii) confirm supplementally the percentage of the Fund's net assets that is expected to be invested in unregistered funds.

Response. Although the Fund may invest in unregistered funds, the Fund does not currently intend to invest in unregistered funds as part of its principal investment strategy; accordingly, references to unregistered funds have been removed.

9.	Comment. Please explain supplementally how derivatives will be valued for purposes of the Fund's 80% investment policy.

Response. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC's statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that "[i]n appropriate circumstances" a fund could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

10.	Comment. Under the "Principal Investment Strategies" section please consider moving the following disclosure to the "More Information about the Fund's Investment Objective and Strategies" section:

Anu Dubey, Esq.

June 29, 2020

The Fund considers a company to be an emerging market company if: (1) the company's principal securities trading market is in an emerging market country; (2) while traded in any market, alone or on a consolidated basis, the company derives 50% or more of its annual revenues or annual profits from either goods produced, sales made or services performed in emerging market countries; (3) the company has 50% or more of its assets located in an emerging market country; or (4) the company is organized under the laws of, and has a principal office in, an emerging market country.

Response. In response to this comment, the referenced disclosure has been removed from the "Principal Investment Strategies" section. However, the Trust notes that the referenced disclosure is already included in the "More Information about the Fund's Investment Objective and Strategies" section. Accordingly, no changes have been made to that section in response to this comment.

11.	Comment. Please confirm supplementally whether the Fund currently expects to focus its investments in a particular country or geographic region. If so, please add appropriate risk disclosure regarding that particular country or geographic region.

Response. The Fund does not currently expect to focus its investments in any particular country or region.

12.	Comment. The Staff notes that the "Market Risk" paragraph in the "Principal Risks" section discusses the impact of pandemics generally on the Fund and its investments. Given the significant market events that have occurred as a result of the COVID-19 pandemic since the Trust filed the Amendment, please consider whether more specific risk disclosure in the Prospectus should be revised based on how the COVID-19 pandemic could affect the Fund and its investments. If the Trust believes no additional disclosure is warranted, please explain supplementally why not.

Response. The Trust notes that the "Market Risk" paragraph in the "More Information about Risk" section discusses more specifically the impact of COVID-19 on the Fund and its investments. Accordingly, the Trust respectfully believes that its current risk disclosure adequately addresses the risks to the Fund related to COVID-19.

13.	Comment. Please confirm supplementally whether the Fund currently expects to invest in private REITs as part of its principal investment strategies and, if so, whether the Fund's investments in private REITs will treated as illiquid.

Response. The Fund does not currently expect to invest in private REITs as part of its principal investment strategies.

14.	Comment. With response to the Fund's investments in MLPs, please consider disclosing the risks of investing in companies in the energy industries.

Response. The requested change has been made.

Anu Dubey, Esq.

June 29, 2020

15.	Comment. Please confirm supplementally the broad-based securities market index that will be included in the Fund's "Performance Information" section once the Fund has completed a full calendar year of operations.

Response. The MSCI All Country World Index is the broad-based securities market index that will be included in the Fund's "Performance Information" section once the Fund has completed a full calendar year of operations.

16.	Comment. The second paragraph in the "More Information about Fund Investments" section states that "during unusual economic or market conditions, or for temporary defensive or liquidity purposes, the Fund may invest up to 100% of its assets in cash, money market instruments or other cash equivalents that would not ordinarily be consistent with its investment objective." Please explain how this disclosure is consistent with Instruction 6 to Item 9(b)(1) of Form N-1A.

Response. Instruction 6 to Item 9(b)(1) of Form N-1A requires that the Fund "disclose, if applicable, that it may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies" and further disclose "the effect of taking such temporary defensive positions (e.g., that the Fund may not achieve its investment objective)." The Trust believes that the Fund's discussion of investments that may be made for "temporary defensive purposes," and the statement that the Fund will not achieve its investment objective if it invests in this manner, are expressly permitted by this Instruction.

In addition, the Trust believes that the Fund's remaining disclosure regarding investments that may be made "during unusual economic or market conditions … or for liquidity purposes" is permitted by General Instruction C.3(b) to Form N-1A, as it is not incomplete, inaccurate, or misleading and does not impede or obscure the understanding of the information that is required to be included in the prospectus. In contrast, the Trust believes that this disclosure is helpful to investors because it provides additional information regarding investments that may be made by the Fund from time to time under certain conditions.

17.	Comment. The fifth paragraph of the "Investment Adviser" section states that the Adviser may reduce advisory fees for shareholders that have an investment advisory relationship with the Adviser by an amount equal to the shareholder's pro rata share of the advisory fees paid by the Fund. The Staff is concerned that such shareholders may be subject to a lower management fee with respect to the Fund than shareholders who do not have an investment advisory relationship with the Adviser. Please remove this disclosure or clarify that the fee reduction discussed in this paragraph is made at the separate account level, not at the Fund level.

Response. The referenced paragraph addresses the reduction of investment advisory fees that may be made by the Adviser for shareholders at the separate account level, not at the Fund level, by an amount equal to the shareholder's pro rata share of the advisory fees paid by the Fund. The purpose of this fee reduction at the separate account level is to avoid "double dipping" by the Adviser and to ensure that a separate account client does not pay higher total advisory fees as a result of such client's investment in the Fund (i.e. once at the separate account level and once at the Fund level). The fact that the Adviser may waive a portion of its advisory fee at the separate account level in order to prevent a client from incurring higher total advisory fees as a result of the client's investment in the Fund does not change the fact that the management fee charged by the Fund is the same for all Fund investors, nor does it change the fact that all investors receive the same level of services from the Adviser with respect to the Fund, regardless of whether they have a separate account relationship with the Adviser.

Anu Dubey, Esq.

June 29, 2020

Accordingly, the Trust has respectfully declined to remove the referenced paragraph. However, in response to this comment, for the purpose of clarifying that the referenced disclosure is referring to the Adviser's discretion to reduce a shareholder's investment advisory fees at the separate account level and not the Fund level, the first sentence of this paragraph has been revised as follows:

"In cases where a shareholder of the Fund has an investment advisory relationship with the Adviser, the Adviser may~~, at its discretion~~, reduce the shareholder's investment advisory fees at the separate account level by an amount equal to the shareholder's pro rata share of the advisory fees paid by the Fund."

18.	Comment. In the "Related Performance Data" section:

(a) Please replace "other" to "all other" in the first sentence.

Response. The requested change has been made.

(b) Please confirm supplementally whether the Fund has access to the records necessary to support the calculation of the performance of the Other Global Equity Accounts, as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response. The Trust confirms that Mondrian Investment Partners Limited, the Fund's investment adviser and investment adviser to the Other Global Equity Accounts, has access to the records necessary to support the calculation of the performance shown, as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

(c) Please confirm supplementally that adjusting the performance information of the Other Global Equity Accounts to give effect to the estimated annualized net expenses of the Fund did not result in higher performance returns than if the performance of the Other Global Equity Accounts was adjusted to reflect the actual expenses of the Other Global Equity Accounts.

Response. The Adviser confirms that adjusting the performance information of the Other Global Equity Accounts to give effect to the estimated annualized net expenses of the Fund did not result in higher performance returns than if the performance of the Other Global Equity Accounts was adjusted to reflect the actual expenses of the Other Global Equity Accounts.

Anu Dubey, Esq.

June 29, 2020

(d) In the Average Annual Total Returns table, please add a parenthetical to the MSCI All Country World Index stating that the returns of the Index reflect no deduction for fees, expenses or taxes.

Response. The requested change has been made to note that that the returns of the MSCI All Country World Index shown in the table reflect no deduction for fees, expenses or taxes (except foreign withholding taxes).

(e) Please consider removing the Relative Performance column of the Annual Total Returns table.

Response. The referenced column has been removed.

(f) Please confirm supplementally that the performance of the non-fee paying account discussed in footnote 1 to the Average Annual Total Returns table was adjusted to give effect to the estimated annualized net expenses of the Fund.

Response. The Adviser confirms that the performance of the non-fee paying account discussed in footnote 1 to the Average Annual Total Returns table was adjusted to give effect to the estimated annualized net expenses of the Fund.

19.	Comment. In the "Redemptions In-Kind" section, please consider disclosing whether in-kind redemptions will be pro-rata slices of the Fund's portfolio, individual securities from the Fund's portfolio, or representative baskets of securities from the Fund's portfolio.

Response. The Trust believes that the existing disclosure in the section identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Trust does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Further, disclosing that the Fund will utilize one particular method over another to redeem shareholders in-kind may not be accurate because whether a particular in-kind redemption will be facilitated by the Fund through a pro-rata slice of the Fund's portfolio, individual securities from the Fund's portfolio, or representative baskets of securities from the Fund's portfolio is a determination made at the time of each redemption based on various facts and circumstances. Therefore, the Trust respectfully declines to add additional disclosure at this time.

Comments on the SAI

20.	Comment. In the first paragraph of the "Description of Permitted Investments" section, please remove the sentence regarding the Fund's diversification status.

Response. The requested change has been made.

21.	Comment. In the section entitled "The Administrator," please provide additional disclosure regarding the minimum fee paid to the Administrator for its services under the Administration Agreement.

Anu Dubey, Esq.

June 29, 2020

Response. The Trust believes that the disclosure provided in this section appropriately summarizes the substantive provisions of the Administration Agreement, as required by Item 19(d) of Form N-1A. Therefore, the Trust respectfully declines to add additional disclosure at this time.

22.	Comment. In the "Portfolio Holdings" section, the fifth paragraph states that "institutional investors, financial planners, pension plan sponsors and/or their consultants or other third-parties may request portfolio holdings information in order to assess the risks of the Fund's portfolio along with related performance attribution statistics." Please explain supplementally (i) why the Fund is not required to include additional disclosure that applies to ongoing arrangements to make portfolio holdings information available to such third parties in accordance with Item 16(f)(2) of Form N-1A; and (ii) how providing portfolio holdings information to such third parties upon their request is consistent with Item 16(f)(2) of Form N-1A and Investment Company Act Release No. 26418 (Apr. 23, 2004) (Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings) (the "Adopting Release").

Response. (i) Although the Fund discloses in the referenced disclosure a number of potential entities or persons who may request and/or may be permitted to receive portfolio holdings information from the Fund, any such disclosure would be in furtherance of the Fund's operations and none of these arrangements are "ongoing." Accordingly, the Fund is not required to include additional disclosure that applies to ongoing arrangements to make portfolio holdings information available. To the extent that an ongoing arrangement is established in the future to make available information about the Fund's portfolio securities to any person, the Fund understands that it will be obligated to include the identity of the persons who receive information pursuant to such arrangements in accordance with Item 16(f)(2) of Form N-1A.

(ii) The referenced paragraph of the "Portfolio Holdings" section discloses potential entities or persons who may request and/or may be permitted to receive portfolio holdings information from the Fund. As discussed in this section, to the extent any such third party receives portfolio holdings information from the Fund before it is publicly available, the Fund requires such entity (with the exception of rating and ranking organizations) to enter into a confidentiality agreement with the Adviser. This confidentiality agreement will provide, among other things, that non-public portfolio holdings information will be kept confidential and that the recipient has a duty not to trade on the non-public information and will use such information solely to analyze and rank the Fund, or to perform due diligence and asset allocation, depending on the recipient of the information. Further, as discussed in this section, prior to making such disclosure to a third party, the Adviser's Chief Compliance Officer must determine that such disclosure serves a reasonable business purpose, is in the best interests of the Fund's shareholders and that to the extent conflicts between the interests of the Fund's shareholders and those of the Fund's investment adviser, principal underwriter, or any affiliated person of the Fund exist, such conflicts are addressed. The Trust respectfully submits that the description of these policies and procedures is consistent with the disclosure requirements set forth Item 16(f)(2) of Form N-1A, and addressed in the Adopting Release, regarding the potential disclosure of portfolio securities to the third parties described in the referenced paragraph.

Anu Dubey, Esq.

June 29, 2020

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London